| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


07006683

| SEC FILE NUMBER |
|---|
| 8-52473 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/06___ AND ENDING ___12/31/06___
                                      MM/DD/YY                        MM/DD/YY

---

### A.  REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercer Capital, Ltd.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 31st Floor
                                      (No. and Street)

| New York | New York | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                      (Area Code – Telephone No.)

---

### B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

CF.& Co., L.L.P.
                (Name – if individual, state last, first, middle name)

11 2007

| 14175 Proton Rd. | Dallas | TX | THOMSON 4 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

SECURITIES AND EXCHANGE COMMISSION
**RECEIVED**

MAR 3 0 2007

BRANCH OF REGISTRATIONS AND
04  EXAMINATIONS

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, __Lynn Schultz__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Mercer Capital, Ltd.__ , as of
__December 31__ , 2006, are true and correct. I further swear (or affirm) that neither the
Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Compliance Officer__
Title

_____
Notary Public

ANGELES NASTASI
Notary Public, State of New York
No. 01NA6116529
Qualified in New York County
Commission Expires October 4, 20 ___

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERCER CAPITAL, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

MERCER CAPITAL, LTD.

CONTENTS



**_CF & Co._, _L.L.P._**

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

## INDEPENDENT AUDITOR'S REPORT

General Partner
Mercer Capital, Ltd.

We have audited the accompanying statement of financial condition of Mercer Capital, Ltd. as of December 31, 2006, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercer Capital, Ltd., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
March 28, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

# MERCER CAPITAL, LTD.
## Statement of Financial Condition
### December 31, 2006

## ASSETS

Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 113,798 |
| Deposit with clearing broker-dealer | | 100,000 |
| Receivable from clearing broker-dealer | | 84,694 |
| Other assets | | 644 |
| Total Assets | $ | 299,136 |

## LIABILITIES AND PARTNERS' EQUITY

Liabilities

| | | |
|---|---|---:|
| Commission payable | $ | 76,828 |
| Total Liabilities | | 76,828 |

Partners' equity

| | | |
|---|---|---:|
| Partners' capital | | 424,274 |
| Receivable from Affiliate | | (201,966) |
| | | 222,308 |
| Total Liabilities and Partners' Equity | $ | 299,136 |

The accompanying notes are an integral part of these financial statements.

# MERCER CAPITAL, LTD.
## Statement of Income
### For the Year Ended December 31, 2006

| | |
|---|---:|
| **Revenue** | |
| Commissions income | $ 2,341,240 |
| Interest | 13,864 |
| Other | 1,991 |
| | |
| Total Revenue | 2,357,095 |
| | |
| **Expenses** | |
| Registered representatives compensation | 976,532 |
| Salaries and other employment costs | 283,411 |
| Clearing charges | 158,807 |
| Communications | 34,946 |
| Data processing costs | 4,000 |
| Promotional costs | 55,939 |
| Occupancy and equipment costs | 278,962 |
| Regulatory fees and expense | 81,431 |
| Syndicate fees paid to other broker-dealers | 26,988 |
| Other | 238,513 |
| | |
| Total Expenses | 2,139,529 |
| | |
| Net Income | $ 217,566 |

The accompanying notes are an integral part of these financial statements.

# MERCER CAPITAL, LTD.
## Statement of Changes in Partners' Capital
## For the Year Ended December 31, 2006

| | General Partner | Limited Partner | Receivable from Affiliate | Total |
|---|---|---|---|---|
| Balance December 31, 2005, as previously stated | $ 321 | $ 214,248 | $ -- | $ 214,569 |
| Prior period adjustment | (20) | (20,341) | | (20,361) |
| Balance December 31, 2005, as restated | 301 | 193,907 | -- | 194,208 |
| Capital contributions | 38 | 37,462 | | 37,500 |
| Distributions | (25) | (24,975) | | (25,000) |
| Net advances to Affiliate | | | (201,966) | (201,966) |
| Net income | 218 | 217,348 | | 217,566 |
| Balance, December 31, 2006 | $ 532 | $ 423,742 | $ (201,966) | $ 222,308 |

The accompanying notes are an integral part of these financial statements.

# MERCER CAPITAL, LTD.
## Statement of Changes in Liabilities Subordinated to Claims of General Creditors
### For the Year Ended December 31, 2006

Balance, December 31, 2005                          $          --

   Additions                                               --

   Retirements                                             --

Balance, December 31, 2006                          $          --

The accompanying notes are an integral part of these financial statements.

## MERCER CAPITAL, LTD.
### Statement of Cash Flows
### For the Year Ended December 31, 2006

**Cash flows from operating activities**

| | |
|---|---:|
| Net income | $ 217,566 |
| Prior period adjustment | (20,361) |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Increase in receivable from clearing broker-dealer | (26,693) |
| Decrease in concessions receivable | 15,590 |
| Decrease in other assets | 978 |
| Decrease in accounts payable | (11,477) |
| Increase in commission payable | 34,138 |
| Net cash provided by operating activities | 209,741 |

**Cash flows from investing activities**

| | |
|---|---:|
| Net advances to Affiliate | (201,966) |
| Net cash used by investing activities | (201,966) |

**Cash flows from financing activities**

| | |
|---|---:|
| Capital contributions | 37,500 |
| Distributions | (25,000) |
| Net cash provided by financing activities | 12,500 |

| | |
|---|---:|
| Net increase in cash and cash equivalents | 20,275 |
| Cash and cash equivalents at beginning of year | 93,523 |
| Cash and cash equivalents at end of year | $ 113,798 |

The accompanying notes are an integral part of these financial statements.

Note 1 -    Summary of Significant Accounting Policies

Mercer Capital, Ltd. (the "Partnership") is a limited partnership formed under the laws of the State of Texas. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) and is also a member of the NASD. Rule 15c3-3(k)(2)(ii) provides that all the funds and securities belonging to the Partnership's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Partnership executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Partnership's customers.

Mercer Capital Ltd., a Minnesota corporation, is the General Partner. Income and loss are allocated to partners based on their percentage of ownership.

Mercer Asset Management, Inc. ("Affiliate") performs management services for the Partnership.

**Securities Transactions**

Securities transactions are reported on a settlement date basis. The amounts recorded for commission income approximates the amounts that would be recorded on a trade date basis.

**Income Taxes**

The Partnership's net income or loss is passed through to the partners and reported on their federal income tax returns; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

**Cash Equivalents**

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and highly liquid debt instruments purchased with a maturity of three months or less.

**Accounting Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

MERCER CAPITAL, LTD.
Notes to the Financial Statements
December 31, 2006

Note 1 -    Summary of Significant Accounting Policies, continued

Accounting Estimates, continued

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Note 2 -    Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer consists of funds required to be maintained for clearing activities.

Note 3 -    Related Party Transactions and Prior Period Adjustment

The Partnership entered into a new expense sharing agreement with Affiliate in March 2006. The agreement calls for the Partnership to pay its direct expenses and for certain shared expenses to be allocated between the Partnership and Affiliate in accordance with percentages outlined in the agreement. The Partnership incurred expenses of approximately $909,000 under the agreement in 2006. Funds advanced to Affiliate in excess of shared expenses incurred are reflected as a reduction of partner's equity and are captioned as Receivable from Affiliate in the statement of financial condition.

The Securities and Exchange Commission ("SEC"), during a routine examination of the Partnership in March 2006, informed the Partnership that its previous expense sharing agreement with Affiliate was invalid. The SEC instructed the Partnership to change its expense sharing agreement and to apply the terms of the new agreement retroactively to each prior period beginning with December 31, 2004. The Partnership was also instructed to amend all regulatory filings for the applicable periods to reflect the application of the new agreement. Retained earnings as of December 31, 2005 has been corrected to reflect additional expenses aggregating $20,361 incurred as a result of applying the terms of the new agreement to prior periods.

Note 4 -    Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. No material inadequacies existed in the

Note 4 -        Net Capital Requirements, continued

computation of the ratio of aggregate indebtedness to net capital. On December 31, 2006, the Partnership had net capital of approximately $219,661 and net capital requirements of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .35 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 -        Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

Note 6 -        Commitments and Contingencies

The Partnership from time to time may become a party to claims, legal actions and complaints arising in the ordinary course of business. Management is not aware of any claims which would have a material adverse effect on its financial position.

Included in the Partnership's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of any net loss on the unsettled trades. At December 31, 2006, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2006

**Schedule I**

**MERCER CAPITAL, LTD.**
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

**Computation of Net Capital**

| | | |
|---|---|---:|
| Total ownership equity qualified for net capital | $ | 222,308 |
| Liabilities subordinated to claims of general creditors | | -- |
| Total capital and allowable subordinated liabilities | | 222,308 |
| Deductions and/or charges | | |
|   Non-allowable assets: | | |
|     Other assets | | (644) |
| Net capital before haircuts on securities positions | | 221,664 |
| Haircuts on securities (computed, where applicable, | | |
|   pursuant to Rule 15c3-1(f)): | | |
|     Money market mutual fund | | (2,003) |
| Net capital | $ | 219,661 |

**Aggregate Indebtedness**

| | | |
|---|---|---:|
| Items included in statement of financial condition | | |
|   Commission payable | $ | 76,828 |
| Total aggregate indebtedness | $ | 76,828 |

The accompanying notes are an integral part of these financial statements.

## MERCER CAPITAL, LTD.
### Computation of Net Capital Under Rule 15c3-1
### of the Securities and Exchange Commission
### As of December 31, 2006

**Computation of Basic Net Capital Requirement**

| | |
|---|---:|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 5,124 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Minimum net capital requirement (greater of two minimum requirement amounts) | $ 100,000 |
| Net capital in excess of minimum required | $ 119,661 |
| Excess net capital at 1000% | $ 211,978 |
| Ratio: Aggregate indebtedness to net capital | 0.35 to 1 |

**Reconciliation with Partnership's Computation**

There were no material differences in the computation of net capital under rule 15c3-1 from the Partnership's computation.

The accompanying notes are an integral part of these financial statements.

## MERCER CAPITAL, LTD.
### Computation for Determination of Reserve Requirements Under
### Rule 15c3-3 of the Securities and Exchange Commission
### As of December 31, 2006

**Exemptive Provisions**

The Partnership has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm:    RBC Dain Rauscher

The accompanying notes are an integral part of these financial statements.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2006



**CF & Co., L.L.P.**

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

General Partner
Mercer Capital, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Mercer Capital, Ltd., (the "Partnership"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
March 28, 2007

END